Exhibit 3.23

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A CORPORATION TO A

LIMITED LIABILITY COMPANY PURSUANT TO

SECTION 18-214 OF THE LIMITED LIABILITY ACT

1)	The jurisdiction where the Corporation first formed is Delaware.

2)	The jurisdiction immediately prior to filing this Certificate is Delaware.

3)	The date the Corporation first formed is March 28, 2000.

4)	The name of the Corporation immediately prior to filing this Certificate is SigmaTel, Inc.

5)	The name of the Limited Liability Company as set forth in the Certificate of Formation is SigmaTel, LLC.

6)	This Certificate of Conversion is effective as of January 1, 2009.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 31st day of December, A.D. 2008.

BY:	/s/ Daryl Raiford
Authorized Person

NAME:	Daryl Raiford
(Type or Print Name)